Exhibit 99.1



<u>For immediate release</u>

Alcon Receives FDA Decision on RETAANE® Suspension for Wet AMD

HUENENBERG, Switzerland – September 24, 2007 - Alcon, Inc. (NYSE:ACL) announced today that the company received an approvable letter from the United States Food and Drug Administration (FDA) for RETAANE® 15 mg (anecortave acetate depot suspension) for the treatment of wet age-related macular degeneration (AMD). The letter advised Alcon that approval will require an additional clinical study. The company has no immediate plans to conduct a new study of RETAANE® suspension for the treatment of wet AMD, due to the difficulty of recruiting patients for such a study in light of other treatments currently available.

The company continues to believe that RETAANE® suspension could play a role in the treatment of wet AMD. As a result, Alcon will continue to support the Anecortave Acetate Risk-Reduction Trial (AART) that is studying the ability of RETAANE® suspension to reduce the risk for the progression of the dry form to the wet form of AMD. This trial, which is fully enrolled with more than 2,500 patients, is expected to be completed within three years. RETAANE® suspension remains commercially available in several countries outside the United States.

Alcon continues to actively pursue other retinal pharmaceutical research programs in its pipeline that it believes have the potential to lead to effective treatments for wet AMD. In addition, the company is conducting clinical studies of anecortave acetate, the active ingredient in RETAANE®, for the treatment of glaucoma.

About Alcon (NYSE: ACL)
Alcon, Inc. is the world's leading eye care company, with sales of approximately $4.9 billion in 2006. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestlé, S.A., the world's largest food company.

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Caution Concerning Forward-Looking Statements. *This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the research programs for RETAANE® suspension, anecortave acetate and other retinal therapies may not result in drugs that are approved by regulatory agencies or they may not be as effective as other current or future drugs to treat such conditions; it may take more time than anticipated to obtain approval; other challenges inherent in new product manufacturing and marketing, litigation risks and government reimbursement, regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules an regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.*

For information, contact:
Alcon
Doug MacHatton
Investor Relations
817-551-8974
doug.machatton@alconlabs.com

www.alcon.com